Exhibit 99.1

NEWS RELEASE
Hardinge Inc. One Hardinge Drive, Elmira, N.Y. 14903

Hardinge Inc. to be Acquired by
Privet Fund Management LLC for $18.50 per Share in Cash
Total transaction value of approximately $245 million
ELMIRA, N.Y., February 12, 2018 - Hardinge Inc. (NASDAQ: HDNG), (“Hardinge” or the “Company”) a leading international provider of advanced metal-cutting solutions and accessories, today announced it has entered into a definitive merger agreement under which Hardinge will be acquired by an affiliate of Privet Fund Management LLC (“Privet”).
Under the terms of the agreement, Privet will acquire all shares of Hardinge common stock not currently owned by Privet for $18.50 in cash, for a total transaction value of approximately $245 million. The purchase price represents a premium of 12.1% over the closing price of $16.50 on November 1, 2017, the last unaffected trading day prior to the public announcement by Privet that it was evaluating a potential transaction to acquire Hardinge, and represents a 26.7% premium over the unaffected volume weighted average price for the three-month period ending on November 1, 2017. The purchase price also represents a premium of 8.3% over the closing price on February 12, 2018.
The agreement was negotiated and unanimously recommended to the Hardinge board of directors by the Strategic Alternatives Committee (“the Committee”) of the board, which consisted solely of independent directors and was formed to evaluate strategic alternatives including this potential transaction. Affiliates of Privet currently own approximately 10.46% of the outstanding shares of Hardinge common stock and have agreed to vote their shares in favor of the proposed transaction.
Christopher DiSantis, Chairman of Hardinge and the Committee, said, “We are pleased to have successfully negotiated a transaction at this robust point in the business cycle that we believe is in the best interests of the shareholders. The Committee, with the assistance of our financial and legal advisors, carefully analyzed Privet’s offer and came to this conclusion after thorough consideration and extensive negotiation. The transaction provides significant value and liquidity for our shareholders, as well as continuity and opportunities for future growth for our employees, and a full opportunity to market test the price in a rigorous go-shop process.”
“The Committee and the independent directors of the Board unanimously recommend that the Company’s shareholders vote in favor of the proposed transaction,” Mr. DiSantis concluded.
Ryan Levenson, Principal and Portfolio Manager of Privet, said, “Hardinge has been a valued partner and solutions provider to global manufacturers for over 100 years. We believe the Company has the talent and capabilities to advance to the forefront of innovation. We look forward to deepening our relationship with the Company, its global team and its customers all around the world, as we work with Hardinge to achieve its long-term vision for growth.”

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Hardinge Inc. to be Acquired by Privet Fund Management LLC for $18.50 per Share in Cash
February 12, 2018

The Transaction
Under the terms of the agreement, Privet will acquire all shares of Hardinge common stock not currently owned by Privet for $18.50 in cash, for a total transaction value of approximately $245 million.
The transaction is subject to approval of two-thirds of the shares of Hardinge common stock entitled to vote at the shareholder meeting. The transaction, which is not subject to a financing condition, is currently expected to close by the end of the second quarter of 2018, subject to shareholder approval and other customary closing conditions and regulatory approvals. Privet will finance the transaction through a combination of equity and debt. The debt financing is to be provided by White Oak Global Advisors, LLC.
Under the terms of the merger agreement, Hardinge may solicit acquisition proposals from third parties during a 45-day “go-shop” period that ends on March 28, 2018. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. The merger agreement provides Privet with a customary right to match a superior proposal. There is no assurance that this process will lead to any competing proposals or any superior proposal. Hardinge’s outreach during the go-shop period will be conducted by its financial advisor, BMO Capital Markets Corp., and any person requiring further information may contact Sean Sullivan at (212) 702-1123 or sean.sullivan@bmo.com.
Financial and Legal Advisors
BMO Capital Markets Corp. acted as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal advisor to the Company’s Board of Directors. Baird acted as financial advisor and Bryan Cave LLP served as legal counsel to Privet in connection with the transaction.
About Hardinge
Hardinge is a leading global designer and manufacturer of high precision, computer-controlled machine tool solutions developed for critical, hard-to-machine metal parts and of technologically advanced workholding accessories. The Company’s strategy is to leverage its global brand strength to further penetrate global market opportunities where customers will benefit from the technologically advanced, high quality, reliable products Hardinge produces. With approximately two-thirds of its sales outside of North America, Hardinge serves the worldwide metal working market. Hardinge’s machine tool and accessory solutions can also be found in a broad base of industries to include aerospace, agricultural, automotive, construction, consumer products, defense, energy, medical, technology and transportation.
Hardinge applies its engineering design and manufacturing expertise in high performance machining centers, high-end cylindrical and jig grinding machines, SUPER-PRECISION® and precision CNC lathes and technologically advanced workholding accessories. Hardinge has manufacturing operations in China, France, Germany, India, Switzerland, Taiwan, the United Kingdom and the United States.
The Company regularly posts information on its website: www.hardinge.com
About Privet Fund Management LLC
Privet Fund Management LLC is a private investment firm focused on investing in and partnering with small capitalization companies. The firm has flexible, long-term capital with the ability to effectuate investments across all levels of the capital structure, including going-private transactions. Privet was founded in 2007 and is based in Atlanta, GA.

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Hardinge Inc. to be Acquired by Privet Fund Management LLC for $18.50 per Share in Cash
February 12, 2018

Important Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of the Company by Privet will be submitted to the shareholders of the Company for their consideration. The Company will file with the Securities and Exchange Commission (“SEC”) a proxy statement of the Company. The Company also plans to file other documents with the SEC regarding the proposed transaction. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the proxy statement and other documents containing important information about the Company and Privet, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.hardinge.com and clicking on “Investor Relations” or by contacting the Company’s Investor Relations Department at (716) 843-3908.
Participants in the Solicitation
The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 17, 2017. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.
Forward Looking Statements
This communication contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties concerning Hardinge’s expected financial performance and its strategic and operational plans. Such statements are based on management's current expectations, assumptions, estimates, and projections, as well as information currently available to Hardinge, which involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. The actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements.
Certain factors could cause actual results to differ from those anticipated in the forward-looking statements in this release, including the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required shareholder approval, the taking of governmental action (including the passage of legislation) to block the transaction, the failure of Privet to obtain the equity and debt financing or other funds required to finance the transaction, or the failure of other closing conditions, the possibility that the expected financial impacts will not be realized, or will not be realized within the expected time period, including as a result of fluctuations in the machine tool business, the cyclical nature of our markets, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of our entry into new product and geographic markets, our ability to manage our operating costs and announced cost reduction initiatives, product liability claims, work stoppages or

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Hardinge Inc. to be Acquired by Privet Fund Management LLC for $18.50 per Share in Cash
February 12, 2018

other labor issues, our ability to execute on our previously announced real estate sale and other restructuring activities, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors’ actions such as price discounting or new product introductions, governmental regulations and environmental matters, loss of key management or other personnel, failure of operating equipment or information technology infrastructure, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations, and other risks and factors described in our quarterly reports on Form 10-Q and annual reports on Form 10-K and in our other filings with the SEC or in materials incorporated therein by reference.
We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information contact:

Company:	Investor Relations:
Douglas J. Malone Senior Vice President and Chief Financial Officer	Deborah K. Pawlowski, Kei Advisors LLC Phone: (716) 843-3908
Phone: (607) 378-4140	Email: dpawlowski@keiadvisors.com

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